Exhibit 99.3

Press Release

VERAXA Biotech Provides Business Update and Further Details on
Partnering Strategy and Development Timelines

Novel conditionally active T cell engagers sourced from proprietary BiTAC® platform are at the basis of advanced partnering initiatives and development activities

ZURICH, SWITZERLAND – July 6, 2026 – VERAXA Biotech AG (NASDAQ: VRXA; “VERAXA”), an emerging leader in designing novel cancer therapies, today provided a company and pipeline update.

“In the first six months of 2026, we have made substantial progress in honing our pipeline and partnering strategy. We continue to record tangible interest in our novel BiTAC® technology and its applications in building a range of BiTAC-T cell engagers and BiTAC-antibody-drug conjugates,” stated Dr. Christoph Antz, Ph.D., Chief Executive Officer of VERAXA Biotech. “BiTAC molecules are expected to dominate our pipeline development efforts in the years to come and mature to be the main value drivers of the company. Therefore, we intend to channel the lion’s share of our investments into our BiTAC portfolio and aim to monetize selected non-BiTAC pipeline assets early to finance its growth. It is our firm goal to have a first BiTAC-TCE candidate VXA-102 IND/CTA-ready by the beginning of 2028.”

The company’s pipeline currently consists of four BiTAC-based therapeutic programs aimed at treating various solid tumor indications. Mirroring the more advanced state of development of the BiTAC-TCE platform, all of these programs are T cell engagers. Complementing our BiTAC portfolio are currently two bispecific ADCs (bs ADCs) with more traditional molecular design. This includes the bsADC program pursued within a strategic partnership with OmniAb, Inc. The formally most advanced program in VERAXA’s portfolio, the Fc-enhanced FLT3-targeting monoclonal antibody VXA-901 for the treatment of acute myeloid leukemia (AML), and the company’s HER2-targeting ADC program are available for partnering.

“Interest in novel technologies and drug development programs in the T cell engager and ADC space continues to be at a record high in the pharmaceutical industry. To benefit from this positive partnering environment, it is crucial to have a clearly differentiated technology, which we have with our BiTAC platform,” added Heinz Schwer, Ph.D., MBA, Chief Business Officer of VERAXA. “The recent BIO International Partnering Conference turned out to be a well-timed opportunity for us to meet with potential new partners and also to intensify our ongoing discussions. The feedback received at this and other recent industry and scientific events gives as a great level of confidence that, with continued validation of our platform and products, we will be well positioned to secure initial partnerships.”

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

About VERAXA Biotech AG (NASDAQ: VRXA)

At VERAXA, we are building a premier engine for the discovery and development of next-generation antibody-based therapeutics, including conditionally active T cell engagers, bispecific ADCs and other innovative formats. Powered by a suite of transformative technologies and guided by rigorous quality-by-design principles, we are rapidly advancing our pipeline of TCEs, ADCs, and proprietary BiTAC formats into clinical development and beyond. VERAXA was founded on scientific breakthroughs made at the European Molecular Biology Laboratory (EMBL), a world-renowned institution known for pioneering life science research and cutting-edge technology.

For regular updates about VERAXA Biotech, visit www.veraxa.com or follow us on LinkedIn, X (formerly known as Twitter) and Bluesky.

BiTAC® is a registered trademark of VERAXA Biotech GmbH.

Forward-looking Statements

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that address activities, events, or developments that VERAXA Biotech AG (the “Company”) intends, expects, plans, projects, believes, or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations, including with respect to the company’s anticipated pipeline development focus, its ability to monetize its pipeline assets, the timing for development of its pipeline candidates and the ability of the company to partner its pipeline assets. No forward-looking statement can be guaranteed. Forward-looking statements contained on this press release should be evaluated together with the many uncertainties that affect the Company’s business, particularly those identified in the risk factors section of the Company’s registration statement on Form F-4. These documents are available from the Securities and Exchange Commission, the Company website or from Company Investor Relations.

In addition, any information contained in this press release was current as of the date presented and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change, whether as a result of new information, future events or otherwise. Consequently, the company will not update the information contained in this press release and investors should not rely upon the information as current or accurate after the presentation date.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

Contact

VERAXA Biotech AG – Corporate
Christoph Antz, Ph.D.
Chief Executive Officer, Co-Founder
investors@veraxa.com

For Media and Investors – U.S.
Brandon Weiner
ICR Healthcare
VERAXA@icrhealthcare.com

For Media and Investors – EU
Mario Brkulj
media@veraxa.com

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

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